SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended December, 2013

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

18 December, 2013
BP COMPLETES COMMISSIONING OF WHITING REFINERY UNITS
Commissioning of new, state-of-the-art coker marks final major milestone in refinery upgrading project designed to create $1 billion per annum of additional future operating cash flow

BP announced today all of the major new units associated with the Whiting modernization project have been successfully brought on stream. The start-up of the new 102,000 barrel per day coker in mid-November marked the last major milestone of the multi-year, multi-billion dollar modernization project at the facility in Northwest Indiana.

"The safe start-up of this world-scale coker is the last major step in unlocking the full potential of the Whiting Refinery for our shareholders," said Iain Conn, chief executive of BP's downstream segment. "The reconfigured refinery now has the flexibility to greatly increase heavy sour crude processing, delivering an expected incremental $1 billion of operating cash flow per year, depending on market conditions."

The refinery is working through post-start-up troubleshooting activities and expects to be ready to begin the ramp up of progressively higher Canadian crude processing from year-end through the first quarter of 2014 as previously announced.

"The Whiting Refinery project has been at the heart of our U.S. fuels strategy to operate sophisticated, feedstock-advantaged refineries tied to strong logistics and integrated into fuels marketing," Conn added. "This world-class refinery is in the right location with the right equipment to process growing supplies of North American crude oil, including heavy grades from Canada. I would like to congratulate the wider team which has delivered this final milestone."

"Along with the recent Toledo and Cherry Point Refinery upgrades and the successful completion of the Texas City and Carson Refinery divestments, the Whiting Refinery modernization project repositions our fuels business in North America," said Steve Cornell, Chief Operating Officer for U.S. Fuels and Head of Refining & Major Projects.

The multi-billion dollar investment in the refinery is the largest private sector investment in Indiana history and also includes several hundred million dollars in state-of-the-art environmental equipment for water treatment and air emissions, according to Whiting Refinery manager Nick Spencer.

"Our investment in Whiting's future shows BP's commitment to safely providing energy and jobs in America," Spencer said.

Spencer also credited the 1,900 Whiting employees and large contractor workforce for safely delivering the multi-year project.

"We've employed more than 10,000 skilled craftspeople here at Whiting the past several years preparing for this day and safety performance has been very good," Spencer added. "Our focus now is to continue this high standard of safety performance as we operate the plant to produce gasoline, diesel and jet fuel and provide jobs for thousands of people in greater Chicagoland and much of the Midwest for decades to come."

About BP in the U.S.

Over the past five years, BP has invested more than $55 billion in the U.S. - more than any other energy company. BP is the nation's second-largest producer of oil and gas and provides enough energy annually to light nearly the entire country for a year. Directly employing more than 20,000 people in all 50 states, BP supports more than 260,000 jobs in total through all of its business activities. For more information, view our BP in the U.S. animated video: http://bit.ly/BPFuelsAmerica13.

Notes to editors

• As BP's largest U.S. refinery, the 413,000 barrel per day (bpd) Whiting facility provides the Midwest and other parts of the U.S. with enough fuel every day to run 430,000 cars, 22,000 commercial trucks, 2,000 commercial jet liners, 10,000 tractors and fill 350,000 propane tanks.

• BP supports nearly 60,000 jobs in Indiana and Illinois and spends more than $3 billion annually with outside vendors in these two states, according to BP's US Economic Impact Report 2013: www.BP.com/AmericaMap

• A coker is a refinery processing unit that converts residual oil from the crude oil distillation process and converts it into lighter naphtha, light and heavy gas oils for use in gasoline and diesel production and petroleum coke which can be used in power generation and other industrial applications.

• BP has recently completed a number of major investments in its other U.S. refineries, including a clean-diesel upgrading project at its 234,000 bpd day Cherry Point, Washington refinery; and the addition of a continuous catalytic reformer to the 160,000 bpd Toledo, Ohio, refinery (a 50:50 joint venture with partner Husky Energy Inc.).

Further information

BP press office, Chicago: +1 630 420 4990, uspress@bp.com
BP press office, London: +44 (0)20 7496 4076, bppress@bp.com

Forward-looking statements - cautionary statement

This press release contains certain forecasts, projections and other forward-looking statements regarding the future prospects for and expected capabilities of the Whiting Refinery, including in respect of the amount of expected incremental operating cash flow per year to be delivered by the Whiting Refinery in the future and expectations regarding increases in the volume of sour crude processing through the first quarter of 2014 and in the future. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors including the timing and receipt of governmental and regulatory approvals; future levels of industry product supply; demand and pricing; the timing and nature of maintenance outages; operational problems; economic and financial conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; regulatory or legal actions; the development and effective use and maintenance of new technology; the effectiveness and security of our digital infrastructure; the actions of competitors, trading partners, creditors, rating agencies and others; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism, cyber-attacks or sabotage; and other factors discussed under "Principal risks and uncertainties" in our Stock Exchange Announcement for the period ended 30 June 2013 and under "Risk factors" in our Annual Report and Form 20-F 2012 as filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 18 December, 2013

/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary